Mail Stop 4561

						September 21, 2005



Alan M. Meckler
Chairman and Chief Executive Officer
Jupitermedia Corporation
23 Old King Highway South
Darien, Connecticut  06820

Re:	Jupitermedia Corporation
	Registration Statement on Form S-3
	Filed September 7, 2005
	File No. 333-128148


Dear Mr. Meckler:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

General

1. Please identify any selling shareholder that is a registered broker-dealer or an affiliate of a registered broker-dealer.

2. If any selling shareholder is a broker dealer, please revise your disclosure to identify them as an underwriter. Alternatively, confirm that the selling stockholders are not broker-dealers.

3. If any selling shareholders are affiliates of broker-dealers, please tell us how the resale of securities by the selling
security
holders does not constitute an indirect primary offering.   In
connection with your analysis, please discuss the following facts:

* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

4. We note your statement in the second paragraph on page 14 that information concerning the selling stockholder may change from time to time and any changes will be set forth in a prospective supplement or post-effective amendment. Please supplementally confirm that you will not add any new stockholders in a prospectus supplement or post-effective amendment other than transferees, pledges, donees, assignees, and successors.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3495.

      Sincerely,



      Elaine Wolff
      Branch Chief

cc:	Jeffrey R. Poss, Esq. (via facsimile)
	Willkie Farr & Gallagher LLP
??

??

??

??

Alan M. Meckler
Jupitermedia Corporation
September 21, 2005
Page 1